Filed Pursuant to
                                                              Rule 424(b)(3)
                                                              File No. 333-37635

                         PRICING SUPPLEMENT NO. 49 DATED
                           JULY 20, 1999 TO PROSPECTUS
                       DATED JULY 31, 1998 AND PROSPECTUS
                         SUPPLEMENT DATED JULY 31, 1998

                           BOEING CAPITAL CORPORATION

                           Series X Medium-Term Notes
                   Due Nine Months or More From Date of Issue

         Except as set forth herein, the Series X Medium-Term Notes offered hereby (the "Notes") have such terms as are described in the accompanying Prospectus dated July 31, 1998, as amended and supplemented by the Prospectus Supplement dated July 31, 1998 (the "Prospectus").

Aggregate Principal Amount:    $10,000,000

Original Issue Date            July 27, 1999
(Settlement Date):

Stated Maturity Date:          July 27, 2009

Interest Rate:                 6.94%

Interest Payment Dates:        March 15 and September 15, commencing
                               September 15, 1999

Type of Notes Issued:          [X] Senior Notes         [X] Fixed Rate Notes
                               []  Subordinated Notes   []  Floating Rate Notes

Optional Redemption:           []  Yes
                               [X] No

Form of Notes Issued:          [X] Book-Entry Notes
                               []  Certificated Notes

CUSIP Number:                  09700WCK7


                              PURCHASE AS PRINCIPAL

        This Pricing Supplement relates to $10,000,000 aggregate principal amount of Notes that are being purchased, as principal, Chase Securities Inc. ("Chase") for resale to investors at varying prices related to prevailing market prices and conditions at the time or times of resale as determined by Chase. Net proceeds payable by Chase to Boeing Capital Corporation (the "Company", "we", "us" or "our") will be 99.591% of the aggregate principal amount of the Notes, or $9,959,100 before deduction of expenses payable by the Company. In connection with the sale of the Notes, Chase may be deemed to have received compensation from the Company in the form of underwriting discounts in the amount of .409% or $40,900.

                               RECENT DEVELOPMENTS

        On June 22, 1999, the Company's Pricing Committee authorized the issuance and sale from time to time of up to an additional $300,000,000 aggregate initial offering price of the Company's Series X Medium-Term Notes Due Nine Months or More From Date of Issue, increasing the overall size of the Company's Series X Medium-Term Note program under the current public shelf registration (SEC No. 333-37635) from $900,000,000 to $1,200,000,000.
                     YEAR 2000 DATE CONVERSION STATUS UPDATE

        The Year 2000 issue exists because many computer systems and applications use two-digit date fields to designate a year. When the century date change occurs, date-sensitive systems may recognize the year 2000 as 1900, or not at all. This inability to recognize and properly treat the Year 2000 may cause systems to process financial and operational information incorrectly. In July of 1999 we decided to replace our independent advisory firm for Year 2000 matters with the independent advisory firm which installed our new lease administration system (discussed below). The new firm has commenced work for us and we are in the process of entering into a definitive agreement with them. As further discussed below, we expect the new advisory firm to assist us in converting our systems which are not Year 2000 compliant to systems which are Year 2000 compliant.

        We have assessed and continue to re-assess the impact of the Year 2000 issue on our information technology ("IT") systems. One of our principal IT systems is our lease administration system, by which we keep track of our leases, loans and certain other financial information. In 1996, we initiated a conversion from our existing lease administration system to programs that we have been advised are Year 2000 compliant. We plan to complete conversion of this lease administration system in August of 1999. We plan to test the new lease administration system during the third quarter of 1999 to confirm that it is compliant. In the event that such testing proves the system not to be compliant and the system cannot be made compliant prior to the end of 1999, our operations could be materially adversely affected.

        Our second principal IT system is our general ledger accounting system. We use our general ledger system to keep track of our financial results. We are in the process of selecting a general ledger accounting system which is certified by its manufacturer to be Year 2000 compliant. We expect to commence converting our general ledger accounting system to a Year 2000 compliant system in the third quarter of 1999. While we expect the compliant accounting system to be operational during the fourth quarter of 1999, our operations could be materially and adversely affected if we fail to successfully implement the conversion to the compliant accounting system before the end of 1999 and our contingency plans with respect to the system fail.

        With respect to our IT systems other than our lease administration system and general ledger accounting system, we intend to develop contingency plans during the second half of 1999 relating to possible Year 2000 problems to the extent we deem necessary and appropriate, taking into account the advice of the advisory firm which has begun examining our IT systems and which we expect to complete its analysis approximately at the end of the third quarter of 1999.

        Although we do not consider it likely that Year 2000 problems inherent within our IT systems will result in significant operational problems, the possibility of such problems cannot be discounted at this time.

        With respect to our non-IT systems such as our telephone and elevator systems, we have assessed and continue to re-assess the impact of Year 2000 issues on these systems. We believe that our non-IT systems are Year 2000 compliant. However, no assurance can be given that our operations will not be materially adversely affected by problems with the non-IT systems related to the Year 2000.

        The total cost of the Year 2000 conversion efforts to date has been funded through operating cash flows and has not had a material adverse effect on our earnings, cash flow or financial position. Based on information available to date, the cost of the Year 2000 conversion efforts, including any remediation of our IT and non-IT systems (but excluding the cost of converting to a new lease administration system, a project initiated in 1996 to accomplish our goal of increasing productivity irrespective of the Year 2000 issue), is not expected to have a material adverse effect on our earnings, cash flow or financial position.

        We can give no assurance that Year 2000 problems of third parties (such as vendors, customers and other financial institutions with which we do business) will not materially and adversely impact our operations or operating results. We are in the process of assessing the Year 2000 readiness of those third parties whose lack of Year 2000 readiness could have a material adverse impact on our operations. In early 1999, we identified and sent inquiries to certain significant customers and third parties regarding their Year 2000 readiness. We have received a response from the majority of such third parties and their responses to date do not indicate a likelihood that their lack of readiness will have a material adverse effect on our operations. Our assessment of the Year 2000 readiness of certain third parties will continue through 1999.